Cresco Labs	Exhibit 99.3

Cresco Labs Reports Continued Trend of Financial Improvement with First Quarter 2024 Financial Results
Over 10x year-over-year increase in operating cash flow
CHICAGO – May 15, 2024 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today released its financial and operating results for the first quarter ended March 31, 2024. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s investor website, here.
First Quarter 2024 Highlights
•First quarter revenue of $184 million, flat year-over-year, excluding the impact from strategic divestitures aimed to drive profitability.
•Gross profit of $92 million. Adjusted gross profit1 of $95 million up 7% year-over-year; and an Adjusted gross margin1 of 51% of revenue, a 580 bps improvement.
•SG&A of $54 million. Reduced Adjusted SG&A1 by 24% year-over-year to $52 million, or 28% of revenue.
•First quarter income before income taxes of $16 million, net loss of $2 million.
•First quarter Adjusted EBITDA1 of $53 million, up 82% year-over-year; and Adjusted EBITDA margin1 of 29%, a 1,380 bps improvement.
•$36 million in operating cash flow up 1,000% year-over-year. $33 million in Free Cash Flow1.
•Retained the No. 1 share position in Illinois, Pennsylvania and Massachusetts2.
Management Commentary
“I want to thank the Cresco team for taking our learnings from the Year-of-the-Core, making them a part of our DNA and producing such a strong start to 2024. The continued development of our teams’ capabilities and our relentless focus on efficient execution is leading to very strong performance across our retail and branded product business resulting in a 10x increase in operating cash flow year-over-year. This is just the start, with upcoming adult use catalysts in Ohio and potential catalysts in Florida and Pennsylvania we have the ability to generate significant operating leverage and additional cash flow going forward.
I also want to thank the team for continuing Cresco’s leadership on cannabis reform. The recently announced potential federal rescheduling will fundamentally change the future for cannabis and all of its stakeholders. The team is fulfilling our vision of being the most important company in cannabis and leading the development of the most responsible, respectable and robust industry possible,” said Charles Bachtell, CEO of Cresco Labs.
Balance Sheet, Liquidity and Other Financial Information
•As of March 31, 2024, current assets were $285 million, including cash, cash equivalents and restricted cash of $125 million. The Company had senior secured term loan debt, net of discount and issuance costs, of $387 million and a mortgage loan, net of discount and issuance costs of $18 million.
•Total shares on a fully converted basis to Subordinate Voting Shares were 475,235,515 as of March 31, 2024.
1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
2 According to BDSA.

Cresco Labs	Exhibit 99.3

Conference Call and Webcast
The Company will host a conference call and webcast to discuss its financial results on Wednesday, May 15, 2024, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-833-470-1428 (US Toll Free) or 1-404-975-4839 (US Local), providing access code 897519. Archived access to the webcast will be available for one year on Cresco Labs’ investor website.
Consolidated Financial Statements
The financial information reported in this press release is based on unaudited management prepared financial statements for the quarter ended March 31, 2024. These financial statements have been prepared in accordance with U.S. GAAP. The Company expects to file its unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2024, on SEDAR+ and EDGAR on or about May 15, 2024. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR+ and EDGAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2023, previously filed on SEDAR+ and EDGAR.
Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.
Non-GAAP Financial Measures
This release reports its financial results in accordance with U.S. GAAP and includes certain non-GAAP financial measures that do not have standardized definitions under U.S. GAAP. The non-GAAP measures include: Earnings before interest, taxes, depreciation and amortization (“EBITDA”); Adjusted EBITDA; Adjusted EBITDA margin; Adjusted gross profit; Adjusted gross profit margin; Adjusted selling, general and administrative (“Adjusted SG&A”), Adjusted SG&A margin; and Free Cash Flow are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company defines these non-GAAP financial measures as follows: EBITDA as net loss (income) before interest, taxes, depreciation and amortization; Adjusted EBITDA as EBITDA less other income, net, adjustments for acquisition and non-core costs, impairment and share-based compensation; Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues, net; Adjusted gross profit as gross profit less adjustments for acquisition and non-core costs; Adjusted gross profit margin as Adjusted gross profit divided by revenues, net; Adjusted SG&A as SG&A less adjustments for acquisition and non-core costs; Adjusted SG&A margin as Adjusted SG&A divided by revenues, net; and Free Cash Flow as Net cash (used in) provided by operating activities less purchases of property and equipment and proceeds from tenant improvement allowances. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and

Cresco Labs	Exhibit 99.3

excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.
Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2023, filed on SEDAR+ and EDGAR, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no

Cresco Labs	Exhibit 99.3

change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs

Cresco Labs Inc.
Financial Information and Non-GAAP Reconciliations
(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations
For the Three Months Ended March 31, 2024, December 31, 2023 and March 31, 2023

	For the Three Months Ended
($ in thousands)	March 31, 2024	December 31, 2023	March 31, 2023
Revenues, net	$184,295	$188,237	$194,202
Cost of goods sold	92,083	92,091	108,322
Gross profit	92,212	96,146	85,880
Gross profit %	50.0%	51.1%	44.2%
Operating expenses:
Selling, general and administrative	54,013	56,767	71,897
Share-based compensation	3,614	2,278	6,124
Depreciation and amortization	5,422	9,978	4,273
Impairment loss	—	24	—
Total operating expenses	63,049	69,047	82,294
Income from operations	29,163	27,099	3,586

Other income (expense), net:
Interest expense, net	(14,071)	(14,331)	(15,548)
Other income, net	856	50	959
Total other expense, net	(13,215)	(14,281)	(14,589)
Income (loss) before income taxes	15,948	12,818	(11,003)
Income tax expense	(18,003)	(7,950)	(16,809)
Net (loss) income[1]	$(2,055)	$4,868	$(27,812)
[1] Net (loss) income includes amounts attributable to non-controlling interests.

Cresco Labs Inc.
Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)
For the Three Months Ended March 31, 2024, December 31, 2023 and March 31, 2023

	For the Three Months Ended
($ in thousands)	March 31, 2024	December 31, 2023	March 31, 2023
Revenues, net	$184,295	$188,237	$194,202
Cost of goods sold[1]	92,083	92,091	108,322
Gross profit	$92,212	$96,146	$85,880
Cost of goods sold adjustments for acquisition and other non-core costs	2,662	3,576	2,819
Adjusted gross profit (Non-GAAP)	$94,874	$99,722	$88,699
Adjusted gross profit % (Non-GAAP)	51.5%	53.0%	45.7%
[1] Production (cultivation, manufacturing and processing) costs related to products sold during the period.

Cresco Labs	Exhibit 99.3

Cresco Labs Inc.
Summarized Consolidated Statements of Financial Position
As of March 31, 2024 and December 31, 2023

($ in thousands)	March 31, 2024	December 31, 2023
	(unaudited)
Cash, cash equivalents and restricted cash	$124,901	$108,520
Other current assets	160,182	169,567
Property and equipment, net	359,984	368,308
Intangible assets, net	298,069	296,966
Goodwill	279,697	279,697
Other non-current assets	137,232	135,409
Total assets	$1,360,065	$1,358,467

Total current liabilities	$209,154	$200,242
Total non-current liabilities	730,939	730,158
Total shareholders’ equity	419,972	428,067
Total liabilities and shareholders’ equity	$1,360,065	$1,358,467

Cresco Labs Inc.
Unaudited Reconciliation of SG&A to Adjusted SG&A (Non-GAAP)
For the Three Months Ended March 31, 2024, December 31, 2023 and March 31, 2023

	For the Three Months Ended
($ in thousands)	March 31, 2024	December 31, 2023	March 31, 2023
Selling, general and administrative	$54,013	$56,767	$71,897
Adjustments for acquisition and other non-core costs	2,297	2,242	4,041
Adjusted SG&A (Non-GAAP)	$51,716	$54,525	$67,856
Adjusted SG&A % (Non-GAAP)	28.1%	29.0%	34.9%

Cresco Labs	Exhibit 99.3

Cresco Labs Inc.
Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)
For the Three Months Ended March 31, 2024, December 31, 2023 and March 31, 2023

	For the Three Months Ended
($ in thousands)	March 31, 2024	December 31, 2023	March 31, 2023
Net (loss) income[1]	$(2,055)	$4,868	$(27,812)
Depreciation and amortization	15,331	20,252	12,961
Interest expense, net	14,071	14,331	15,548
Income tax expense	18,003	7,950	16,809
EBITDA (Non-GAAP)	$45,350	$47,401	$17,506

Other income, net	(856)	(50)	(959)
Adjustments for acquisition and other non-core costs	4,470	4,434	5,671
Impairment loss	—	24	—
Share-based compensation	4,197	3,017	7,062
Adjusted EBITDA (Non-GAAP)	$53,161	$54,826	$29,280
[1] Net (loss) income includes amounts attributable to non-controlling interests.

Cresco Labs Inc.
Unaudited Summarized Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2024, December 31, 2023 and March 31, 2023

	For the Three Months Ended
($ in thousands)	March 31, 2024	December 31, 2023	March 31, 2023
Net cash provided by (used in) operating activities	36,471	$(3,301)	$3,270
Net cash (used in) provided by investing activities	(5,677)	2,609	(20,668)
Net cash used in financing activities	(11,149)	(3,782)	(13,635)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(13)	(22)	(25)
Net change in cash and cash equivalents and restricted cash	$19,632	$(4,496)	$(31,058)
Cash and cash equivalents and restricted cash, beginning of period	108,520	113,016	121,510
Cash and cash equivalents and restricted cash, end of period	$128,152	$108,520	$90,452

Cresco Labs Inc.
Unaudited Reconciliation of Operating Cash Flow to Free Cash Flow (Non-GAAP)
For the Three Months Ended March 31, 2024, December 31, 2023 and March 31, 2023

	For the Three Months Ended
($ in thousands)	March 31, 2024	December 31, 2023	March 31, 2023
Net cash provided by (used in) operating activities	$36,471	$(3,301)	$3,270
Purchases of property and equipment	(3,782)	(4,818)	(20,546)
Proceeds from tenant improvement allowances	478	1,147	437
Free Cash Flow (Non-GAAP)	$33,167	$(6,972)	$(16,839)

Cresco Labs	Exhibit 99.3

Contacts
Media
Jason Erkes, Cresco Labs
Chief Communications Officer
press@crescolabs.com
312-953-2767
Investors
TJ Cole, Cresco Labs
SVP, Corporate Development & Investor Relations
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com